SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                            For the month of May 2003

                                   Grupo TMM

                                 TMM Group, Inc.
                 (Translation of registrant's name into English)

          Avenida de la Cuspide No. 4755, Colonia Parques del Pedregal,
            Delegacion Tlalpan, Mexico City, D.F., C.P. 14010 Mexico
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                     Form 20-F |X|        Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_|        No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Grupo TMM, S.A., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2003

                                             Grupo TMM, S.A.


                                             By: /s/ Jacinto Marina Cortes
                                                 -------------------------------
                                                 Jacinto Marina Cortes
                                                 Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT 99.1: Grupo TMM, S.A. Press Release dated May 29, 2003 (Grupo TMM, S.A. Initiates Discussions with Bondholders)